November 2, 2005
H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE — Mail Stop 3561
Washington, D.C. 20549

Re:	Dover Saddlery, Inc. Registration Statement on Form S-1 File No. 333-127888
Dear Mr. Owings:
     On behalf of our client, Dover Saddlery, Inc., a Delaware corporation (the “Company”), enclosed for review by the Securities and Exchange Commission (the “Commission”) are four (4) copies of Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-127888, of the Company filed via EDGAR on the date hereof (the “Registration Statement”), two (2) of which are marked to show changes to Amendment No. 2 to the Registration Statement on Form S-1 filed on October 25, 2005. The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) contained in your letter dated October 31, 2005 (the “Comment Letter”) and to effect such other changes as the Company deems appropriate.
     Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company. Page numbers refer to page numbers of the Registration Statement as submitted on the date of this letter.
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
Note 6. Stockholders’ Equity (Deficit), page F-19
Stock Option Plan, page F-20
1.	We note your response to comment 17 in our letter dated October 21, 2005. Based on the information provided, it is still unclear whether the increase in fair value from December 31, 2004 to July 12, 2005 is supported by the events that you have outlined. Please provide us with

H. Christopher Owings
November 2, 2005

additional information to support the significant increase in the fair value of your stock or record additional compensation expense on the stock options granted during 2004.
In response to the Staff’s comments and pursuant to a telephone conversation held on November 1, 2005 between the Company and Michael Moran, Accounting Branch Chief of the Staff, the Company has revised the prospectus to record additional compensation expense on the stock options granted by the Company during 2004 in a manner that the Company believes is acceptable to the Staff.
Note 10. Subsequent Events, page F-22
2.	We note that you do not reflect the 1.3179 for 1 stock split in the share amounts and financial information included within the financial statements and accompanying notes. According to SAB Topic 4C, for public companies, such changes in capital structure as a result of a stock split occurring after the last balance-sheet date but before the effective date of the registration statement must be reflected retroactively in the financial statements.

In response to the Staff’s comment and pursuant to a telephone conversation held on November 1, 2005 between the Company and Mr. Moran, the Company has revised the financial statements to disclose the 1.3179 for 1 stock split in a manner that the Company believes is acceptable to the Staff. Please note the disclosure on page F-23 of the Registration Statement indicating that the stock split will not occur until the completion of the offering. Because the offering will not be completed until after the Registration Statement has been declared effective, the Company does not believe that SAB Topic 4C requires that the stock split be reflected retroactively in the financial statements. Nevertheless, the Company has revised the financial statements as noted above.

H. Christopher Owings
November 2, 2005
     Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to Michael Bruns of the Company at (978) 952-8062 x231.
Very truly yours,
/s/ John J. Concannon III
John J. Concannon III

cc:	David Mittelman	Securities and Exchange Commission
	Stephen Day	Dover Saddlery, Inc.
	Michael Bruns	Dover Saddlery, Inc.
	George Nebel	Ernst & Young LLP
	Glen Openshaw	Bingham McCutchen LLP
	Jeffrey Marcus	Morrison & Foerster LLP